Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 4 DATED JULY 20, 2021

TO THE PROSPECTUS DATED APRIL 15, 2021

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 15, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company's net asset value for the month ended June 30, 2021;
•	to disclose certain return information for all outstanding classes of shares;
•	to update risks related to our business; and
•	to disclose information about extending our existing line of credit.

Public Offering Price Adjustment

On July 20, 2021, the Board approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of July 27, 2021 and will be used for the Company’s next monthly closing for subscriptions on July 30, 2021. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of June 30, 2021. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.79	$32.26	$30.35	$31.28
Selling Commissions, Per Share	$2.03	$0.97
Dealer Manager Fees, Per Share	$0.84	$0.56

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 48 of this Prospectus. On July 20, 2021, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

		Declared Distribution Per Share for Each Share Class
Distribution Record Date	Distribution Payment	Class FA	Class A	Class T	Class D	Class I	Class S
August 30, 2021	September 10, 2021	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended June 30, 2021

On July 20, 2021, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in this Prospectus. Class FA and Class S shares are not being offered in the Company’s current public offering (the “Offering”). This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of June 30, 2021:

Month Ended June 30, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$148,003,933	$37,937,809	$28,028,969	$18,920,529	$113,537,085	$57,638,618	$404,066,943
Number of Outstanding Shares	4,568,537	1,226,845	912,223	623,500	3,629,315	1,770,386	12,730,806
Net Asset Value, Per Share	$32.40	$30.92	$30.73	$30.35	$31.28	$32.56
Net Asset Value, Per Share Prior Month	$32.13	$30.70	$30.53	$30.13	$31.06	$32.28
Increase in Net Asset Value, Per Share from Prior Month	$0.27	$0.22	$0.20	$0.22	$0.22	$0.28

The increase in the Company’s net asset value per share for each applicable share class for the month ended June 30, 2021 was driven by increases in the fair value of six out of eight of the Company’s portfolio company investments.  The fair value of one of the Company’s portfolio company investments decreased and one did not change.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through June 30, 2021, with and without upfront sales load, as applicable:

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	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	1-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	10.2%	20.6%	45.1%	15.0%	50.0%	February 7, 2018 - June 30, 2021
Class FA (with sales load)	3.0%	12.8%	35.7%	11.9%	40.2%	February 7, 2018 - June 30, 2021
Class A (no sales load)	9.8%	19.7%	39.9%	13.3%	43.6%	April 10, 2018 - June 30, 2021
Class A (with sales load)	0.5%	9.5%	28.0%	9.3%	31.4%	April 10, 2018 - June 30, 2021
Class I	9.9%	19.8%	41.2%	13.7%	44.9%	April 10, 2018 - June 30, 2021
Class T (no sales load)	9.0%	17.8%	34.9%	11.6%	36.9%	May 25, 2018 - June 30, 2021
Class T (with sales load)	3.8%	12.2%	28.5%	9.5%	30.4%	May 25, 2018 - June 30, 2021
Class D	9.6%	18.8%	35.4%	11.8%	36.3%	June 26, 2018 - June 30, 2021
Class S (no sales load)	10.4%	21.2%	N/A	N/A	24.6%	March 31, 2020 - June 30, 2021
Class S (with sales load)	6.6%	17.0%	N/A	N/A	20.2%	March 31, 2020 - June 30, 2021

(1) For the period from January 1, 2021 through June 30, 2021.

(2) For the period from July 1, 2020 through June 30, 2021.

(3) For the period from July 1, 2018 through June 30, 2021. The 3-Year AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class through June 30, 2021.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution" section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the year to date period ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 4.9%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 65.1%, 33.2%, 23.5% and 11.1%, and offering proceeds of 30.0%, 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this current report, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see Note 4. “Fair Value of Financial Instruments” in Item 1. “Financial Statements” in Part I of the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2021. Please also see “Risk Factors—Risks Related to Our Business—The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus (“COVID-19”), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 pandemic has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”

Risks Factors

The following disclosure supersedes and replaces the risk factor entitled “Risks Related to Our Business—Uncertainty regarding LIBOR may adversely impact our borrowings.” which appears on page 39 of the Prospectus.

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Uncertainty regarding LIBOR may adversely impact our borrowings.

In July 2017, the U.K. Financial Conduct Authority (“FCA”), which regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”), announced that it would cease to compel banks to participate in setting the LIBOR as a benchmark by the end of 2021. On March 5, 2021, the FCA and the IBA announced that the IBA will cease publication in the current form for (i) 1-week and 2-month U.S. dollar LIBOR rates immediately following the publication on December 31, 2021 and (ii) overnight, 1-month, 3-month, 6-month and 12-month U.S. dollar LIBOR rates immediately following the publication on June 30, 2023. The FCA and U.S. bank regulators have welcomed the IBA’s proposal to continue publishing certain tenors for U.S. dollar LIBOR through June 30, 2023 because it will allow many legacy U.S. dollar LIBOR contracts that lack effective fallback provisions and are difficult to amend to mature before such LIBOR rates experience disruptions. U.S. bank regulators are, however, encouraging banks to cease entering into new financial contracts that use LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021. Given consumer protection, litigation, and reputation risks, U.S. bank regulators believe entering into new financial contracts that use LIBOR as a reference rate after December 31, 2021 would create safety and soundness risks. In addition, they expect new financial contracts to either utilize a reference rate other than LIBOR or have robust fallback language that includes a clearly defined alternative reference rate after LIBOR’s discontinuation. Although the foregoing may provide some sense of timing, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published or be representative of the underlying market until any particular date, and it appears highly likely that LIBOR will be discontinued or no longer be representative after December 31, 2021 or June 30, 2023, depending on the currency and tenor.

The Alternative Reference Rates Committee (“AARC”), a steering committee comprised of large U.S. financial institutions convened by the U.S. Federal Reserve, has recommended the Secured Overnight Financing Rate (“SOFR”) as a more robust reference rate alternative to U.S. dollar LIBOR. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. Market acceptance of SOFR remains uncertain as market conventions related to calculating SOFR-based interest continue to develop, many market participants await ARRC endorsement of term SOFR rates, and several services are offering or developing credit sensitive alternative rates.

Our line of credit with United Community Bank (d/b/a Seaside Bank and Trust), originally entered into in June 2019 and as amended in July 2020 (the "2020 Line of Credit"), and further modified on July 14, 2021 to extend the maturity date to October 14, 2021, is, and other future financings may be, linked to 1-month U.S. dollar LIBOR. We anticipate that the 2020 Line of Credit will be refinanced or amended on or before June 30, 2023 to allow for interest to be calculated using an alternative reference rate. Before December 31, 2021 or June 30, 2023, depending on the currency and tenor, we may need to amend other future financings that utilize LIBOR as a factor in determining the interest rate based on an alternative benchmark rate. However, these efforts may not be successful in mitigating the legal and financial risk from changing the reference rate in our legacy agreements. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations, financial condition, and the market price of our common shares.

Our Portfolio

The following disclosure supersedes and replaces the section entitled “Acquisition Financing Line of Credit” under the “Our Portfolio” which appears on page 101 of the Prospectus.

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Financing Line of Credit

On June 27, 2019, our wholly-owned subsidiary, CNL Strategic Capital B, Inc. (“SCAP B”), and Seaside National Bank & Trust (“Seaside”) entered into a loan agreement (“Loan Agreement”) and related promissory Note for a $20,000,000 guidance line of credit. The purpose of this line of credit is for general Company working capital and acquisition financing purposes. This line of credit has a maturity date of 364 days from the effective date of the Loan Agreement. On July 14, 2021 the line of credit was modified to extend the maturity date to October 14, 2021. SCAP B is required to pay a fee of 0.40% of each borrowing with a maximum fee of $80,000 over a 364 day period. Under the Loan Agreement, SCAP B is obligated to pay interest on the borrowed amount at a rate of 30-day LIBOR + 2.75%. Interest payments are due monthly in arrears. SCAP B may prepay, without a penalty, all or any part of the borrowings under the Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. All draws under the Loan Agreement must be approved by Seaside and are subject to additional due diligence and underwriting on collateral held by SCAP B. The Loan Agreement also provides that we must comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by SCAP B.  In connection with the Loan Agreement, on June 27, 2019, we entered into a Guaranty agreement to act as a guarantor of SCAP B’s outstanding borrowings under the Loan Agreement and an Assignment and Pledge of Deposit Account agreement (“Deposit Agreement”) in favor of Seaside. Under the Deposit Agreement, we are required to contribute proceeds from this offering and our private offerings to pay down the outstanding debt of SCAP B to the extent there are any borrowings outstanding under the Loan Agreement above the minimum cash balance.

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